O’Melveny & Myers LLP	T: +1 212 326 2000
Times Square Tower	F: +1 212 326 2061
Seven Times Square	omm.com
New York, NY 10036

Tobias L. Knapp

D: +1 212-408-2440

tknapp@omm.com

Via EDGAR and E-MAIL

October 4, 2019

Daniel Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Progenics Pharmaceuticals, Inc.
PREC14A filed on September 25, 2019
File No. 000-23143

Dear Mr. Duchovny:

On behalf of Progenics Pharmaceuticals, Inc., a Delaware corporation (“Progenics” or the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 2, 2019 regarding the above-referenced preliminary consent revocation statement as filed with the Commission on September 25, 2019 (the “Consent Revocation Statement”). The Company has also revised the Proxy Statement (as revised, the “Revised Consent Revocation Statement”) in response to the Staff’s comments and is filing concurrently with this letter the Revised Preliminary Proxy Statement, which reflects the revisions set forth below.

For the convenience of the Staff, the Company has reproduced below the comments from the Staff in italics followed by the Company’s response. Page references in the text of this letter correspond to pages in the Revised Consent Revocation Statement.

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Daniel Duchovny

October 4, 2019

Cover page

1.

We note your disclosure Velan’s candidates would control the board “…and, although they would be subject to their fiduciary duties under Delaware law, they would be in a position to advance Velan’s specific interests, which may not be aligned with the interests of all of our shareholders.” Please revise your disclosure to clarify that Velan’s candidates are independent of Velan. Also, clarify why you believe that Velan’s “specific interests” may not be aligned with the interests of other shareholders.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the second paragraph of the Cover Page of the Amended Consent Revocation Statement to state the reasons that Velan’s interests may not be aligned with the interests of all of Progenics’ shareholders. The revised disclosure reads as follows:

“Velan has not put forth a detailed plan for Progenics and if elected, its candidates would control the Board. Although they would be subject to their fiduciary duties under Delaware law and are purportedly independent of Velan, they would be in a position to advance Velan’s specific interests, which we believe may not be aligned with the interests of all of our shareholders because Velan only owns approximately 11.8% of the Company's common stock. It is your Board’s belief that the five Velan nominees do not appear independent because Velan has indicated that it is going to implement a forthcoming plan for the Company and has seemingly wedded its nominees to an undisclosed plan before any of the directors have even been elected. Given that so little information has been disclosed, shareholders should further question if they can make a fully informed decision about whether Velan’s plan is the right plan for the Company and all shareholders. Further, Velan is seeking to reconstitute a majority of the Company's board with nominees who have no experience with Progenics at a crucial point in the Company's history. Meanwhile, Progenics has made significant progress in advancing its pipeline and commercializing its products under the leadership of your Board that has diligently worked toward maximizing shareholder value. For example, after careful, months-long consideration, the Board has provided shareholders with the opportunity to vote on what the Board believes is a very compelling acquisition that the Board expects to generate enhanced revenue growth for shareholders by accelerating its pipeline progress and driving significant synergies. Alternatively, through costly distractions such as this consent solicitation, we believe that Velan is not acting in the best interests of all our shareholders.”

Daniel Duchovny

October 4, 2019

2.

Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your disclosure referencing “past activities of Velan’s group members in other pharmaceutical business involved in questionable business practices, such as reported price gouging and illegal kickbacks.” In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the second paragraph of the Cover Page of the Amended Consent Revocation Statement. While our belief that certain members of the Velan group, including Balaji Venkataraman, Virinder Nohria and Ryan Melkonian, all of whom have been associated with Sebela Pharmaceuticals Inc., have engaged in price gouging is based on sources such as the article published by Bloomberg on November 2, 2016, titled “Dealmakers Behind Soaring Drug Prices Hit the Jackpot,” we have decided to revise the disclosure to remove the statement referenced in the Staff’s comment and refocus our discussions in that paragraph.

3.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that the company is a “leading company un using artificial intelligence in treating prostate cancer.”

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the fourth paragraph of the Cover Page of the Amended Consent Revocation Statement to state provide an example supporting the Company’s statement. The revised disclosure reads as follows:

“In addition, we are ~~the~~ a leading company in using artificial intelligence (“AI”) in treating prostate cancer. For example, Progenics initiated a collaboration that provides the VA Greater Los Angeles Healthcare System with access to the Company’s AI platform for investigational use. This project is the nation’s first collaborative effort to validate leading-edge machine learning tools for improving treatment management of veterans with prostate cancer and provides additional validation to Progenics’ AI platform. With our acquisition of EXINI, a leader in the development of advanced artificial intelligence-based imaging analysis tools and other technologies, we expect our AI efforts to continue to generate significant revenues.”

Reasons to Reject the Velan Consent Proposals, page 3

4.

Please revise the section relating to Proposal 4 to clarify that the Velan proposal would not, as written, permanently restrict the ability of the board or shareholders to adjust the size of the board. In addition, provide support for your belief that proposal 4 “…reflects Velan’s attempt at locking in its influence over the Board by restricting new membership.”

The Company acknowledges the Staff’s comment and advises the Staff that the Company has replaced the disclosure regarding Proposal 4 in “Reasons to Reject the Velan Consent Proposals” section on the second paragraph on page 5 of the Revised Preliminary Proxy Statement to explain that Velan’s proposal contemplates that a By-Law amendment would be required if Progenics’ shareholders would want to change the size of the Progenics Board of Directors in the future. The revised disclosure reads as follows:

Daniel Duchovny

October 4, 2019

“Proposal 4 (Board Size Proposal): We recommend rejection of Proposal 4 because we do not believe that restricting the size of the Board is in the best interests of our shareholders. Under the current By-Laws, the number of directors may be increased or reduced by our shareholders or a majority of the directors in office at any time during the year. Capping the Board to its current size in the By-Laws creates an unnecessary hurdle for a future attempt by our shareholders to change the size of the Board because as contemplated by Velan’s proposal, a By-Law amendment would be required if our shareholders want to change the size of the Board.”

Background of the Velan Consent Solicitation, page 6

5.	We note that your entry for the events of July 26, 2019 differs from the description provided by Velan in its proxy statement. Please revise your disclosure to provide additional background or advise.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in “Background of the Velan Consent Solicitation” section on the sixth paragraph on page 8 of the Revised Preliminary Proxy Statement to provide additional background. The revised disclosure reads as follows:

“On July 26, 2019, counsel for Velan contacted counsel for Progenics to discuss ~~the certified voting results of the 2019 Annual Meeting~~ a revised settlement proposal from Velan. Under the new proposal, among other things, the Board would accept the resignations of Messrs. Crowley and Kishbauch; Velan would have the right to designate two directors to the Board, and the Company and Velan would jointly designate a third director; the Company would adopt stock ownership guidelines for directors; Velan would agree to a standstill lasting until 30 days before the nomination window opens for the Company’s 2020 annual meeting of shareholders. Following a discussion with counsel, the Company subsequently decided not to accept the proposal in part because it would not eliminate the possibility of another expensive and distracting proxy fight with Velan next year.”

*     *     *     *     *

Daniel Duchovny

October 4, 2019

Should you have any questions regarding any of the foregoing, please contact me via phone at (212) 408-2440 or via e-mail at tknapp@omm.com.

Very truly yours,

/s/ Tobias L. Knapp

Tobias L. Knapp

CC:

Lawrence S. Elbaum

Vinson & Elkins L.L.P.

666 Fifth Avenue

26th Floor

New York, NY 10103

Tel 212.237.0084

lelbaum@velaw.com

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